UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________
Commission file number 1-41642
KNIFE RIVER CORPORATION
401(k) RETIREMENT PLAN
(Full title of the plan)
Knife River Corporation
(Name of issuer of securities held pursuant to the plan)
KNIFE RIVER CORPORATION
1150 WEST CENTURY AVENUE
P.O. BOX 5568
BISMARCK, NORTH DAKOTA 58506-5568
(Address of the plan and address of the issuer’s principal executive offices)

Report of Independent Registered Public Accounting Firm
Plan Administrator and Plan Participants
Knife River Corporation 401(k) Retirement Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Knife River Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The schedule of delinquent participant contributions for the year ended December 31, 2024 and the schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2024.
Chicago, Illinois
June 12, 2025

Knife River Corporation
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

December 31,	2024	2023
Assets:
Investments:
Investments at fair value (Note 4)	$752,734,444	$638,896,451
Fully benefit-responsive investment contract, at contract value (Note 3)	61,677,261	62,514,066
Total investments	814,411,705	701,410,517
Receivables:
Employer contributions	18,879,643	17,472,882
Participant contributions	550,010	476,082
Notes receivable from participants	22,588,423	21,762,318
Other receivables	150,747	140,946
Total receivables	42,168,823	39,852,228
Cash	—	53,586
Total assets	856,580,528	741,316,331
Liabilities:
Excess contributions payable (Note 2)	—	9,752
Total liabilities	—	9,752
Net assets available for benefits	$856,580,528	$741,306,579
The accompanying notes are an integral part of these financial statements.

Knife River Corporation
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2024

Additions to Net Assets Attributed to:
Investment income:
Interest and dividends	$6,307,545
Net appreciation in fair value of investments	120,469,657
Total investment income	126,777,202
Interest income on notes receivable from participants	1,602,182
Contributions:
Employers	33,646,037
Participants	38,740,070
Participant rollovers	5,017,284
Total contributions	77,403,391
Total additions	205,782,775
Deductions from Net Assets Attributed to:
Distributions to participants	89,674,796
Administrative expenses	834,030
Total deductions	90,508,826
Net increase in net assets available for benefits	115,273,949
Net assets available for benefits at beginning of year	741,306,579
Net assets available for benefits at end of year	$856,580,528
The accompanying notes are an integral part of these financial statements.

Knife River Corporation
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023
Note 1 - Description of the Plan
The following description of the Knife River Corporation 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
On June 1, 2023, Knife River Corporation (Knife River or the Company) became a publicly traded company when its former parent, MDU Resources Group, Inc, (MDU), distributed approximately 90% of the outstanding common stock of Knife River to MDU's stockholders (the Separation) via a tax-free spin-off transaction. MDU shareholders received one share of Knife River common stock for every four shares of MDU common stock held on May 22, 2023, the record date for the distribution. In November 2023, MDU Resources disposed the remaining 10% of the outstanding shares of common stock in an underwritten public offering. In connection with the Separation, the Plan was created on May 1, 2023, and assets totaling $638.4 million were transferred into the Plan from the MDU Resources Group, Inc. 401(k) Retirement Plan for participants of the Employers defined below.
The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA). The portion of the Plan invested primarily in the Knife River Corporation common stock is designed as an Employee Stock Ownership Plan (ESOP). The Company and any of its direct subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year.
The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the Plan document are subject to approval by the Board of Directors of the Company.
Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors or governing entities of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.
The Committee is the Plan Administrator. The Committee consists of at least one officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or a subsidiary of the Company. The recordkeeper of the Plan is Principal Financial Group (the Recordkeeper). The trustee of the Plan is Principal Trust Company (the Trustee).
Eligibility
Generally, eligible employees may participate in the Plan upon hire if they are at least 18 years of age and actively employed by the Employer. Leased employees, independent contractors, employees covered by a collectively bargained unit that has not bargained for the Plan, and employees eligible to participate in a multiemployer plan to which the Company contributes are generally not eligible to participate in the Plan.
Deferral Contributions
The Plan allows a participant to contribute, by payroll deduction, any whole percentage not to exceed 75 percent of the participant's eligible compensation for each pay period up to a maximum pre-tax and/or Roth deferral contribution of $23,000 for the 2024 Plan year. The Plan provides an automatic 6 percent deferral election feature and an automatic deferral escalation feature, which increases the participant's deferral percentage by one percent annually until the participant's deferral percentage reaches 15 percent, unless the participant opts out. Additionally, the Plan allows a participant who is eligible to make deferral contributions and will have attained age 50 before the close of the Plan year to make elective catch-up deferrals. The maximum catch-up deferral for 2024 was $7,500.
Employer Matching Contributions
Each Employer provides matching contributions on behalf of its participants equal to 50 percent of such participant’s pre-tax and Roth deferral contributions up to 6 percent of the participant’s annual eligible compensation as provided under the Plan or according to such other matching contribution formula as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s matching contribution account and invested as directed by the participant.
Profit Sharing/Retirement Contributions
The Employer, in its sole discretion and subject to the Committee's approval, may make either profit sharing or retirement contributions, or both to the Plan on behalf of participants employed by that Employer. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $20.5 million were credited to participant accounts for the year ended December 31, 2024.
Rollover Contributions
The Plan accepts rollover contributions from eligible retirement plans, including after-tax employee contributions and designated Roth accounts.
Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective May 1, 2023. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with pre-tax deferral contributions, Roth deferral contributions, employer matching contributions, profit sharing/retirement contributions, and rollover contributions, as applicable, and allocated investment earnings and losses.
Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the 27 investment options available as of December 31, 2024. If a participant does not specify how contributions to their account are to be invested, they will automatically be invested in the applicable age appropriate target fund, as determined by the Committee. Contributions for Knife River common stock are used by the Trustee to purchase shares of Knife River Corporation common stock directly on the open market.
The Separation of Knife River from MDU was a tax-free distribution where MDU shareholders received one share of Knife River common stock for every four shares of MDU common stock held on May 22, 2023, the record date for the distribution. Effective May 31, 2023, Knife River participants were no longer able to make new contributions or transfer new money to purchase MDU stock in the Plan. Participants in the Plan had until May 31, 2024, to transfer their balance of MDU common stock to another investment option in the Plan or take an in-kind distribution, if eligible. If a participant did not specify how contributions to their account were to be invested, they were automatically invested in the applicable T. Rowe Price Retirement Fund most closely aligned with the year the participant turns age 60. As of June 7, 2024, all MDU common stock held by participants in the Plan had been sold or transferred to another investment option.
Vesting
A participant’s interest in their pre-tax and Roth deferral accounts, matching contribution account, rollover account and ESOP account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a profit sharing/retirement contribution account is 100 percent vested after completing three years of service. Knife River did not adopt a dividend policy during 2024 for the participants' ESOP accounts. If Knife River were to adopt a dividend policy, participants would be 100 percent vested in any dividends paid on Knife River common stock regardless of years of service.
Distributions and Withdrawals
The amount credited to participant accounts shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan allows for a single-sum distribution or flexible installments over a period of time, not to exceed nine years; however, certain grandfathered distribution features are maintained for certain accounts affected by prior plan mergers.
Distributions with respect to investment options other than Knife River common stock are in the form of cash. Distributions with respect to Knife River common stock may be in the form of cash or in the form of Knife River common stock.
A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s rollover account may be elected at any time.
Notes Receivable from Participants
A participant may be eligible to obtain a loan from the Plan. The minimum amount a participant can borrow is $1,000 and the maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. In connection with the Separation, all existing loans prior to the Separation were grandfathered into the Plan. For each Participant, no more than two loans may be approved and no more than two loans may be outstanding at any time during the plan year. The loans are secured by the balance in the participant's account and shall bear a reasonable rate of interest equal to the Wall Street Journal Prime Rate plus 1% or such other commercially reasonable interest rate as determined by the Committee. Loans must be repaid over specified periods generally through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as established by the Committee.

Forfeited Accounts
Forfeited non-vested accounts are used for any of the following: (i) to reinstate reemployed participant accounts, (ii) to reduce employer contributions to the Plan and (iii) to reduce administrative expenses incurred by the Plan. At December 31, 2024 and 2023, outstanding forfeited non-vested accounts totaled $50,000 and $286,000, respectively, and were included in employer contributions receivable on the Statement of Net Assets. These accounts will be used to reduce future employer contributions. For the year ended December 31, 2024, company contributions were reduced by $1.1 million from forfeited non-vested accounts.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are carried at fair value. The Plan’s common stock and mutual fund investment valuations, as determined by the Trustee, are based on published market quotations.
The fully benefit-responsive investment contract, the New York Life Insurance Anchor Account, is stated at contract value.
At December 31, 2023, there were two collective trust funds, the BlackRock U.S. Debt Index T Fund and the Loomis Sayles Core Plus Fixed Income Fund. At December 31, 2024, there are 15 collective trust funds, which are valued at the fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.
Securities transactions are recorded on a trade date basis. Dividend income is recorded upon receipt and Interest income is recorded as earned.
For more information on fair value measurements, see Note 4.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.
Benefit Payments
Distributions to Plan participants are recorded when paid.
Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.
Excess Contributions Payable
The Plan is required to return contributions to participants in the event certain nondiscrimination tests and/or contribution limits defined under Internal Revenue Code (the Code) are not satisfied. At December 31, 2024 and 2023, liabilities of $0 and $9,752, respectively, were recorded for amounts refundable to Plan participants and were included in excess contributions payable in the accompanying statements of net assets available for benefits, as well as reduced the participant contributions in the statement of changes in net assets available for benefits.
Administrative Expenses and Revenue Sharing
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Plan, which are then allocated to the participants based on their account balances. Administrative expenses are also paid by participants through the Plan including Knife River common stock commissions, loan fees and terminated participant account fees. The total paid for these expenses was $834,000 for the year ended December 31, 2024.
Fees or commissions associated with each of the investment options other than Knife River common stock are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings, which are offset in part by revenue sharing agreements with certain providers. For the year ended December 31, 2024, fees and commissions paid were approximately $2.7 million and revenue sharing earned was approximately $308,000.

Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest rate and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Concentration of Investments
The following presents investments that represent 10 percent or more of the Plan's net assets available as of December 31:

	2024		2023
	Amount	Percent of net assets	Amount	Percent of net assets
Knife River Common Stock*	$89,044,385	11%	**	**
Vanguard Institutional Index Fund	84,442,591	10%	**	**
* Indicates a party-in-interest investment.
** Investment did not represent 10 percent or more of the Plan's net assets available for benefits.
Subsequent Events
The Plan has evaluated the impact of events occurring after December 31, 2024, up to the date of issuance of these financial statements on June 12, 2025, that would require recognition or disclosure in the financial statements. There were no subsequent events that would require recognition or disclosure in the financial statements.
Note 3 - Investment Contract with Insurance Company
The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is maintained to provide a stable investment option and minimize risk to participants, and the issuer is contractually obligated to repay the principal, along with a variable interest rate that is guaranteed to the Plan.
Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented at contract value on the face statement of the statement of net assets available for benefits. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. As of December 31, 2024 and 2023, the contract value of the traditional fully benefit-responsive contract with NYL Insurance was $61.7 million and $62.5 million, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.
NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.
Note 4 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Financial Accounting Standards Board Accounting Standards Codification (ASC) establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date;
Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or
Level 3 - unobservable inputs for the asset or liability.

The estimated fair values of the Plan's assets measured on a recurring basis are determined using the market approach and are corroborated using third-party market data.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value of shares held by the Plan based on published market quotations on active markets.
Collective trust funds: Investments in the collective trust funds are valued at net asset value (NAV), as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value reported by the fund managers based on the underlying investments within each fund less its liabilities. Investments measured at NAV do not have publicly quoted prices. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the NAV. Participant transactions may occur daily. The fair value of the underlying investments held by the common collective trusts is generally based on quoted prices in active markets.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan's assets measured at fair value were as follows:

	Fair Value Measurements
	at December 31, 2024, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2024
Assets:
Mutual funds	$346,467,182	$—	$—	$346,467,182
Common stock	89,044,385	—	—	89,044,385
Total assets in the fair value hierarchy	435,511,567	—	—	435,511,567
Collective trust fund investments measured at net asset value (a)	—	—	—	317,222,877
Total assets measured at fair value	$435,511,567	$—	$—	$752,734,444
(a) In accordance with ASC 820 - Fair Value, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

	Fair Value Measurements
	at December 31, 2023, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
Assets:
Mutual funds	$535,400,565	$—	$—	$535,400,565
Common stock	79,731,299	—	—	79,731,299
Total assets in the fair value hierarchy	615,131,864	—	—	615,131,864
Collective trust fund investments measured at net asset value (a)	—	—	—	23,764,587
Total assets measured at fair value	$615,131,864	$—	$—	$638,896,451
(a) In accordance with ASC 820 - Fair Value, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The Plan has investments in which the fair value is measured using the NAV per share as a practical expedient. At December 31, 2024, there were no unfunded commitments or redemption restrictions on these investments.
Note 5 - Federal Income Taxes
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 13, 2024, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Internal Revenue Code (the Code). The Company believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken and no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 6 - Related-Party and Party-In-Interest Transactions
At December 31, 2024 and 2023, the Plan held 876,076 and 736,738 shares, respectively, of common stock of Knife River, the plan sponsor. The market value of Knife River common stock totaled approximately $89.0 million and $48.8 million at December 31, 2024 and 2023, respectively. At December 31, 2023, there were 1,564,343 shares of common stock of MDU, the former parent company, that totaled $31.0 million. In accordance with the terms of the Separation, all shares of MDU common stock were transferred to another investment option in the Plan or distributed in-kind, if eligible, resulting in no remaining shares of MDU common stock in the Plan as of December 31, 2024. Shares of the plan sponsor were bought and sold in the open market at quoted fair market values at the date of purchase and sale. These shares qualify as exempt party-in-interest transactions and are allowable under ERISA.

The Trustee of the Plan manages certain plan investments. Therefore, these transactions qualify as party-in-interest transactions and are denoted as such on the supplemental schedule of assets (held at end of year). However, they are exempt from the prohibited transaction rules under ERISA.
The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as party-in-interest.
Note 7 - Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,	2024	2023
Net assets available for benefits per the financial statements	$856,580,528	$741,306,579
Deemed distributions	(151,505)	(80,406)
Defaulted loans	(41,608)	175
Net assets available for benefits per the Form 5500	$856,387,415	$741,226,348

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the period ended December 31, 2024:

Net increase in net assets available for benefits per the financial statements	$115,273,949
Change in deemed distributions	(71,099)
Change in defaulted loans	(41,783)
Total net income per the Form 5500	$115,161,067
Note 8 - Delinquent Participant Deferral Transmittals
During 2024 and 2023, the Company failed to timely remit certain participant deferrals to the Plan aggregating 2024 and 2023 participant contributions transferred late to the Plan. These deferrals are included in the plan's receivables at December 31, 2024 and 2023. The Company computed the lost earnings on these 2024 and 2023 deferrals and made a contribution for lost earnings to the Plan.

SUPPLEMENTAL
SCHEDULES

Knife River Corporation
401(k) Retirement Plan
Employer Identification Number (92-1008893) - Plan Number (001)
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2024

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2024 participant contributions transferred late to the Plan	$—	$161	$—	$—
2023 participant contributions transferred late to the Plan	—	182	—	—
Total participant contributions transferred late to the Plan	$—	$343	$—	$—

Knife River Corporation
401(k) Retirement Plan
Employer Identification Number (92-1008893) - Plan Number (001)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investments (number of shares)	(d) Cost	(e) Current value
*	Knife River Common Stock	876,076	**	$89,044,385
	Mutual Funds:
	American Funds - EuroPacific Growth Fund	393,686	**	21,148,790
	Artisan Mid Cap Fund	482,137	**	20,066,524
	BlackRock Inflation Protected Bond Fund	432,502	**	4,152,020
	DFA International Value Portfolio Fund	641,687	**	13,212,334
	Dodge & Cox Balanced Fund	531,340	**	54,037,233
	Fidelity Small Cap Index Fund	1,211,791	**	33,542,383
*	Principal Diversified Real Asset Fund	79,940	**	889,735
	T. Rowe Price Institutional Large Cap Growth Fund	950,298	**	78,180,982
	T. Rowe Price U.S. Equity Research Fund	628,430	**	36,794,590
	Vanguard Institutional Index Fund	176,326	**	84,442,591
	Collective Trust Funds:
	BlackRock U.S. Debt Index T Fund	1,090,945	**	23,719,645
	T. Rowe Price Retirement 2010 Fund	66,776	**	1,492,454
	T. Rowe Price Retirement 2015 Fund	137,044	**	3,347,989
	T. Rowe Price Retirement 2020 Fund	523,264	**	13,903,128
	T. Rowe Price Retirement 2025 Fund	1,076,980	**	31,264,726
	T. Rowe Price Retirement 2030 Fund	1,354,931	**	42,897,118
	T. Rowe Price Retirement 2035 Fund	1,033,164	**	35,323,889
	T. Rowe Price Retirement 2040 Fund	1,107,900	**	40,194,598
	T. Rowe Price Retirement 2045 Fund	1,249,267	**	46,735,085
	T. Rowe Price Retirement 2050 Fund	625,723	**	23,508,410
	T. Rowe Price Retirement 2055 Fund	718,685	**	27,001,006
	T. Rowe Price Retirement 2060 Fund	657,772	**	15,812,840
	T. Rowe Price Retirement 2065 Fund	199,845	**	3,005,676
	T. Rowe Price Retirement Balanced Fund	109,804	**	2,243,294
	Loomis Sayles Core Plus Fixed Income Fund	419,642	**	6,773,019
	Fully Benefit-Responsive Investment Contract:
	New York Life Insurance Anchor Account	61,677,261	**	61,677,261
	Total Investments			814,411,705
*	Participant Loan Funds ***	3.25% to 9.50%	$—	22,395,310
				$836,807,015
*    Indicates party-in-interest investment.
**    Cost information is not required for participant-directed investments, therefore it is not included.
***    Loan maturities range from January 7, 2025 through March 3, 2039.

Exhibit Index
The following document is filed as part of this report:

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Knife River Corporation 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Knife River Corporation
401(k) Retirement Plan

DATE:	June 12, 2025	BY:	/s/ Nathan W. Ring
Nathan W. Ring
Chairman, Employee Benefits Committee